UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                               Pivotal Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    72581R106
                                 (CUSIP Number)

                                    Bruce Lev
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7017
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                December 23, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 58505C101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               81,265 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             52,823 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            81,265 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     52,823 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          134,088 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.51%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 58505C101

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               1,377,441 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            1,377,441 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,377,441 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.24%

14 TYPE OF REPORTING PERSON*
            PN, BD


                                  SCHEDULE 13D

CUSIP NO. 58505C101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               113,772 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            113,772 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          113,772 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Pivotal Corporation, 858 Beatty Street, Suite 700, Vancouver, B.C. V68 1C1.

Item 2.  Identity and Background.
------   -----------------------

         No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

         No change

Item 4.   Purpose of Transaction.
------    ----------------------

          No change.



Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of December 23, 2003.

                                    Shares of Common Stock

Loeb Arbitrage Fund                       1,377,441
Loeb Partners Corporation*                  134,088
Loeb Offshore Fund                          113,772
                                    -------------
                                          1,625,301

The total shares of Common Stock constitute 6.19% the 26,276,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 52,823 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          11-12-03      16541              $2.06
                              11-13-03       2690               1.91
                              11-14-03       6683               1.89
                              11-17-03      20724               1.90
                              11-18-03       2063               2.08
                              11-18-03       3465               2.09
                              11-18-03      22488               2.07
                              11-19-03      26004               1.97
                              11-21-03       5775               1.94
                              11-24-03       4125               1.99
                              11-24-03       1221               1.98
                              11-25-03      16232               2.03
                              11-25-03       4125               2.03
                              12-23-03       1952               2.09

Holder                                     Shares      Average Price
Loeb Arbitrage Fund           11-12-03     169924              $2.06
                              11-13-03      27628               1.91
                              11-14-03      68647              1.891
                              11-17-03     212892              1.898
                              11-18-03      21187              2.077
                              11-18-03      35595              2.087
                              11-18-03     231017              2.070
                              11-19-03     267132              1.967
                              11-21-03      59325              1.937
                              11-24-03      12543              1.981
                              11-24-03      42375              1.987
                              11-25-03     166745              .2032
                              11-26-03      42375              2.027
                              12-23-03      20056              2.093

Holder                                     Shares      Average Price
Loeb Offshore Fund            11-12-03      14035              $2.06
                              11-13-03       2282               1.91
                              11-14-03       5670               1.89
                              11-17-03      17584               1.90
                              11-18-03      19081               2.08
                              11-18-03       1750               2.09
                              11-18-03       2940               2.07
                              11-19-03      22064               1.97
                              11-21-03       4900               1.94
                              11-24-03       3500               1.99
                              11-24-03       1036               1.98
                              11-25-03      13773               2.03
                              11-26-03       3500               2.03
                              12-23-03       1657               2.09


--------------------
*Including 52,823 Shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2003                 Loeb Partners Corporation


                             By: /s/ Gideon J. King, Executive Vice President


December 24, 2003                  Loeb Arbitrage Fund
                               By: Loeb Arbitrage Management, Inc.


                               By: /s/ Gideon J. King, President

December 24, 2003                  Loeb Offshore Fund



                               By: /s/ Gideon J. King, Director